Exhibit 12.1

COMPUTATION OF CONSOLIDATED RATIO OF EARNINGS TO FIXED CHARGES

Our consolidated ratios of earnings to fixed charges for each of the periods indicated are as follows:

	Year Ended December 29, 2012	Year Ended December 31, 2011	Year Ended January 1, 2011	Year Ended January 2, 2010	Year Ended December 27, 2008
Income (loss) from continuing operations before income taxes	$(8.7)	$(144.2)	$2.6	$(57.8)	$(119.9)
Interest capitalized during the period	(1.5)	(3.2)	(2.1)	(1.2)	(5.4)
Total fixed charges	330.1	328.7	362.5	387.2	423.0

Adjusted earnings	$319.9	$181.3	$363.0	$328.2	$297.7

Fixed Charges
Interest (income) expense	$311.8	$307.6	$341.7	$358.5	$387.8
Interest capitalized during the period	1.5	3.2	2.1	1.2	5.4
Interest portion of rent expense	16.8	17.9	18.7	27.5	29.8

Total Fixed Charges	$330.1	$328.7	$362.5	$387.2	$423.0

Ratio of earnings to fixed charges	N/A	N/A	1.0	N/A	N/A

Coverage deficiency	$10.2	$147.4	—	$59.0	$125.3

Rent expense, net of sublease income	$50.4	$53.7	$56.1	$82.6	$89.5
Interest factor	33%	33%	33%	33%	33%

Interest in rent expense	$16.8	$17.9	$18.7	$27.5	$29.8